Exhibit 21.1

SUBSIDIARIES OF GILEAD SCIENCES, INC.

Name of Subsidiary	Country of Incorporation
Bristol-Myers Squibb & Gilead Sciences, LLC	United States
Gilead Biopharmaceutics Ireland Corporation	Ireland
Gilead Holdings, LLC	United States
Gilead Sciences Europe Ltd.	England
Gilead Sciences Holding LLC	United States
Gilead Sciences GmbH	Germany
Gilead Sciences SARL	France
Gilead Sciences, S.r.l.	Italy
Gilead Sciences, S.L.	Spain
Gilead Sciences, Lda.	Portugal
Gilead Sciences Limited	Ireland
Gilead Sciences Ltd.	United Kingdom
Gilead Sciences International Ltd.	United Kingdom
Gilead Sciences Pty Limited	Australia
Gilead Sciences (NZ)	New Zealand
Gilead Sciences, B.V.	Netherlands
Gilead Sciences Canada, Inc.	Canada
Gilead Sciences Hellas EPE	Greece
Gilead Sciences Luxembourg S.a.r.l.	Luxembourg
Gilead Vintage Park, LLC	United States
Leaf & Shield Insurance Limited	Bermuda